Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the Third Quarter Ended September 30, 2014

Quarterly Net Revenues Exceeded Guidance and Increased 64.6% Year-over-Year to RMB545.1 Million

BEIJING, November 5, 2014 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights1

•	Net Revenues increased 64.6% year-over-year to RMB545.1 million ($88.8 million) for the third quarter of 2014, exceeding the Company’s guidance of RMB507.0 million ($82.6 million) to RMB528.0 million ($86.0 million).

•	Net Income increased 25.5% year-over-year to RMB170.9 million ($27.8 million) for the third quarter of 2014.

•	Net Cash Provided by Operating Activities increased 43.0% year-over-year to RMB122.8 million ($20.0 million) for the third quarter of 2014.

Third Quarter 2014 Operating Highlights

•	Strong Media and Transaction Platform Value: Revenues from automaker advertising services increased 42.9% year-over-year to RMB268.0 million in the third quarter of 2014 while revenues from the dealer yellow page business, which includes dealer advertising and dealer subscriptions services, increased 92.8% year-over-year to RMB277.1 million in the third quarter of 2014. Revenues from automaker advertising services and revenues from the dealer yellow page business accounted for 49.2% and 50.8% of the total net revenues, respectively. In the third quarter of 2014, it was the first time that the dealer yellow page business became the major revenue contributor of the Company, contributing more than half of total net revenues.

•	Further Growth in Dealer Subscriptions: Autohome provided dealer subscription services to 14,614 dealer subscribers in the third quarter of 2014, representing a year-over-year increase of 64.5% from 8,883 dealer subscribers in the corresponding period of 2013.

•	Robust Mobile Traffic: The number of average daily unique visitors who accessed the Company’s websites via mobile devices and the number of average daily unique visitors to the Company’s mobile applications reached approximately 4.0 million and 2.9 million, respectively, in the month of September 2014. Altogether, that represents growth of more than 32% and 177% in total number of average daily unique visitors on mobile platforms compared to those in the month of June 2014 and September 2013 respectively.

•	Leading Online Destination for Automobile Consumers: In the third quarter of 2014, autohome.com.cn’s ranking remained first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily page views and average daily time spent, according to iResearch, a third-party market research firm. Autohome.com.cn showed continued growth and momentum. The Company recorded a meaningful sequential increase in the number of average daily unique visitors on PCs, amounting to 8.0 million in the third quarter of 2014. Average daily time spent per user increased from 14.8 minutes in the third quarter of 2013 to 15.8 minutes in the third quarter of 2014, based on data released by iResearch.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.1380 on September 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

James Qin, Chief Executive Officer of Autohome, stated, “We are extremely pleased to deliver a strong set of quarterly results which again proves the strength of both our media and transaction platform value. We exceeded our expectations for the top line and recorded healthy profits and cash flow, making this the fourth consecutive quarter as a public company where we have achieved such strong financial performance.”

“Importantly, many of our strategic initiatives are delivering positive results and leading to outstanding business performance overall,” continued Mr. Qin. “For instance, we had the fastest growing dealer network in the industry in China and drove significant increases in both volume and ARPU during the third quarter. Also, we were excited to see strong mobile traffic trends this quarter, indicating we are successfully transforming from being a PC oriented business into both a mobile and PC oriented business able to serve our business partners and customers in a number of ways. In addition, our online transaction platform, Autohome Mall, has continued to mature effectively, with our various trials facilitating more than 7,000 transactions involving 205 car models from 57 car brands during the third quarter. Lastly, in the effort to cultivate loyalty we are constantly looking to enhance user engagement features and in September 2014 the number of page views in our “user reviews” section achieved a new milestone in traffic and participation, nearly tripling the results in September last year. The “user reviews” section allows users to provide ratings on different aspects of car models is proving very useful to potential car buyers. We view this as a very meaningful product to help close the transaction loop in our platform.”

“In short, we are consistently identifying ways to leverage and further strengthen our market leadership position and are focused on investing for long-term growth. We are confident that this positions us well for continued success and are excited about what the future will bring,” concluded Mr. Qin.

Nicholas Chong, Chief Financial Officer, commented, “We believe that our strong results over the last several quarters proved that we are a market leader, delivering what is among the strongest top line growth, healthiest margins, and best cash flow in our industry in China. Our consistent and strong performance is driven by rapidly growing demand for our products and services as well as strong performance across all aspects of our business. It is clear that we are benefiting from our diversified strategies. With a strong business foundation and sufficient cash generated from operating activities, we are well positioned to continue to invest in our growth and meet our near and long-term strategic goals.”

Detailed Overview of Financial Results for Third Quarter 2014

Key Financial Results

(In RMB Millions except for per share data)	3Q 2013	3Q 2014	% Change

Net Revenues	331.2	545.1	64.6%

Operating Profit	167.5	201.6	20.3%

Net Income	136.2	170.9	25.5%

Adjusted Net Income[2]	141.5	183.9	30.0%

Diluted Earnings Per Share[3]	1.34	1.52	13.4%

Net Cash Provided by Operating Activities	85.9	122.8	43.0%

Unaudited Third Quarter 2014 Financial Results

Net Revenues

Net revenues for the third quarter of 2014 increased 64.6% to RMB545.1 million ($88.8 million) from RMB331.2 million in the corresponding period in 2013. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the third quarter of 2014 increased to RMB385.7 million ($62.8 million) from RMB241.3 million in the corresponding period in 2013. The increase was due to an increase in revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers were RMB268.0 million ($43.7 million) and revenues from dealer advertisers were RMB117.7 million ($19.2 million), which accounted for 69.5% and 30.5%, respectively, of total advertising services revenues for the third quarter of 2014.

The increase in revenues from automaker advertisers was attributable to an increase in average revenues per automaker advertiser as automakers continued to allocate more advertising budgets to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to an increase in the volume of advertising purchased by dealer advertisers as a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s dealer advertising services.

•	Dealer subscription services revenues for the third quarter of 2014 increased 77.2% to RMB159.4 million ($26.0 million) from RMB90.0 million in the corresponding period in 2013. The increase in dealer subscription services revenues was mainly driven by a 64.5% year-over-year increase in the number of paying dealers, which was a result of Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and Tier 4 cities, and deeper penetration into existing markets as well as an increase in the “share of wallet” from the paying dealers. The Company sold dealer subscription services to 14,614 dealers in the third quarter of 2014, compared with 8,883 dealers in the corresponding period in 2013.

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on these non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Cost of Revenues

Cost of revenues for the third quarter of 2014 increased 48.6% to RMB96.7 million ($15.7 million) from RMB65.0 million in the corresponding period in 2013, primarily due to increases in value-added taxes and surcharges, content related costs, bandwidth and IDC costs and depreciation. The cost of revenues included share-based compensation expense of RMB1.7 million ($0.3 million) and RMB1.6 million for the third quarter of 2014 and 2013, respectively.

Operating Expenses

Operating expenses for the third quarter of 2014 increased 150.2% to RMB246.8 million ($40.2 million) from RMB98.7 million in the corresponding period in 2013. It was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses for the third quarter of 2014 increased to 45.3% from 29.8% in the corresponding period in 2013.

•	Sales and marketing expenses for the third quarter of 2014 increased 209.8% to RMB177.4 million ($28.9 million) from RMB57.2 million in the corresponding period in 2013. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin,” and (ii) an increase in salaries and benefits due to an increase in sales and marketing headcount which is in line with the Company’s rapid growth. The sales and marketing expenses for the third quarter of 2014 included share-based compensation expense of RMB3.4 million ($0.5 million), compared to RMB1.1 million in the corresponding period in 2013.

•	General and administrative expenses for the third quarter of 2014 increased 44.0% to RMB27.5 million ($4.5 million) from RMB19.1 million in the corresponding period in 2013. This increase was primarily attributable to an increase in salaries and benefits and a share-based compensation expense due to an increase in administrative headcount which is in line with the Company’s rapid growth. The general and administrative expenses for the third quarter of 2014 included share-based compensation expenses of RMB4.3 million ($0.7 million), compared to RMB0.6 million in the corresponding period in 2013.

•	Product development expenses for the third quarter of 2014 increased 88.0% to RMB41.9 million ($6.8 million) from RMB22.3 million in the corresponding period in 2013. This increase is primarily attributable to an increase in salaries and benefits due to an increase in product development headcount which is in line with the Company’s rapid growth and the investments in growth initiatives, such as mobile platforms. The product development expenses for the third quarter of 2014 included share-based compensation expenses of RMB2.5 million ($0.4 million), compared to RMB0.8 million in the corresponding period in 2013.

Operating Profit

Operating profit for the third quarter of 2014 increased 20.3% to RMB201.6 million ($32.8 million) from RMB167.5 million in the corresponding period in 2013.

Net Income and EPS

Net income for the third quarter of 2014 increased 25.5% to RMB170.9 million ($27.8 million) from RMB136.2 million in the corresponding period in 2013. Basic and diluted earnings per share and per ADS (“EPS”) for the third quarter of 2014 were RMB1.59 ($0.26) and RMB1.52 ($0.25), respectively, compared to basic and diluted EPS in the corresponding period in 2013 of RMB 1.36 and RMB 1.34, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the third quarter of 2014 increased 30.0% to RMB183.9 million ($30.0 million) from RMB141.5 million in the corresponding period in 2013. Non-GAAP basic and diluted EPS for the third quarter of 2014 were RMB1.71 ($0.28) and RMB1.63 ($0.27), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2013 of RMB1.42 and RMB1.40, respectively.

Balance Sheet and Cash Flow

As of September 30, 2014, the Company had cash and cash equivalents and term deposits of RMB1,710.1 million ($278.6 million). Net cash provided by operating activities in the third quarter of 2014 was RMB122.8 million ($20.0 million), compared to RMB85.9 million in the corresponding period in 2013.

Recent Developments

•	New Products for Automaker and Dealer Customers: To better monetize the quality leads that the Company provides and create more value for customers, the Company is in the trial stage for a number of new initiatives. In September 2014, Autohome commenced the trial of a “Group Buy Initiative” to leverage the broad user base in its online social community aiming to convert them into quality leads for dealer customers. In addition, the Company recently began another trial with a “Cost Per Lead Initiative” to monetize the incremental traffic being generated. With this program, Autohome will provide cost per leads to automakers and dealers on top of the listing leads which the Company charges to dealers at a fixed subscription fee. The Company believes that providing additional leads to customers can help them effectively fulfill their periodically sales target with more transparent and accurate fee structure.

•	Enhanced Features to Increase User Engagement: Autohome continues to innovate and create new ways to enhance user engagement and participation in the content generation and delivery process. The Company recently enhanced its “user reviews” section by allowing users to add or modify their views and insights on a continuous basis versus it being a one-time action as before. This is having a positive impact as we witnessed such change is effectively enhancing user stickiness with us.

•	Proposed Primary and Secondary Offering: In a separate press release issued today, Autohome announced that it intends to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) on or about November 5, 2014 (U.S. Eastern Time) relating to a proposed offering of its American depositary shares (“ADSs”) by Autohome and certain of its existing shareholders, including Telstra Holdings Pty Limited. The Company proposes to offer 1,650,000 ADSs, and the Selling Shareholders propose to offer 6,850,000 ADSs in aggregate. The underwriters have the option, exercisable within 30 days from the date of the final prospectus, to purchase up to an aggregate of 1,275,000 additional ADSs from Autohome and the Selling Shareholders. The amount and timing of the proposed offering are subject to market conditions and other factors.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB610 million ($99.4 million) to RMB636 million ($103.6 million) in the fourth quarter of fiscal year 2014, representing a 58.0% to 64.8% year-over-year increase.

These forecasts reflect the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will hold an earnings conference call at 8:00 AM on Wednesday, November 5, 2014, U.S. Eastern Time (9:00 PM on Wednesday, November 5, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 3296876.

A replay of the conference call may be accessed by phone at the following numbers until November 12, 2014:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 3296876

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2013, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5987-1535

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended September 30,
	2013	2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues:
Advertising services	241,260	385,672	62,833
Dealer subscription services	89,975	159,394	25,968

Total net revenues	331,235	545,066	88,801

Cost of revenues	(65,037)	(96,663)	(15,748)

Gross profit	266,198	448,403	73,053

Operating expenses:
Sales and marketing expenses	(57,242)	(177,354)	(28,894)
General and administrative expenses	(19,123)	(27,545)	(4,488)
Product development expenses	(22,293)	(41,918)	(6,829)

Operating profit	167,540	201,586	32,842

Interest income	2,115	9,813	1,599
Interest expense	(12)	—	—
Other income	63	955	156

Income before income taxes	169,706	212,354	34,597

Income tax expense	(33,481)	(41,448)	(6,753)

Net income	136,225	170,906	27,844

Earnings per share for ordinary share
Basic	1.36	1.59	0.26
Diluted	1.34	1.52	0.25

Ordinary shares:
Basic	100,000,000	—	—
Diluted	101,309,021	—	—

Class A ordinary shares
Basic	—	38,501,316	38,501,316
Diluted	—	112,740,044	112,740,044

Class B ordinary shares
Basic	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	(16)	(134)	(22)

Comprehensive income	136,209	170,772	27,822

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2013	2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net income	136,225	170,906	27,844
Plus: income tax expense	33,481	41,448	6,753
Plus: depreciation of property and equipment	6,924	9,144	1,490
Plus: amortization of intangible assets	1,255	1,477	241
Plus: interest expense	12	—	—

EBITDA	177,897	222,975	36,328

Plus: share-based compensation expenses	4,170	11,885	1,936

Adjusted EBITDA	182,067	234,860	38,264

Net income	136,225	170,906	27,844
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,138	185
Plus: share-based compensation expenses	4,170	11,885	1,936

Adjusted Net Income	141,533	183,929	29,965

Non-GAAP Earnings per share for ordinary share
Basic	1.42	1.71	0.28
Diluted	1.40	1.63	0.27

Shares used in earnings per share computation:
Ordinary shares:
Basic	100,000,000	—	—
Diluted	101,309,021	—	—

Class A ordinary shares
Basic	—	38,501,316	38,501,316
Diluted		112,740,044	112,740,044

Class B ordinary shares
Basic	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of September 30
	2013	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,138,613	798,155	130,035
Restricted cash	245,000	—	—
Term deposits	—	911,989	148,581
Accounts receivable	465,712	610,542	99,469
Other current assets	49,940	55,110	8,979

Total current assets	1,899,265	2,375,796	387,064

Non-current assets:
Property and equipment, net	57,897	63,992	10,426
Goodwill and intangible assets, net	1,549,639	1,545,157	251,736
Other non-current assets	6,149	16,316	2,658

Total non-current assets	1,613,685	1,625,465	264,820

Total assets	3,512,950	4,001,261	651,884

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	324,094	403,879	65,800
Deferred revenue	215,580	260,747	42,481
Income tax payable	20,204	13,840	2,255
Payable for repurchase of common stock	227,015	—	—
Other current liabilities	2,925	—	—

Total current liabilities	789,818	678,466	110,536

Non-current liabilities:
Other liabilities	29,041	29,041	4,731
Deferred tax liabilities	481,727	499,010	81,298

Total non-current liabilities	510,768	528,051	86,029

Total liabilities	1,300,586	1,206,517	196,565

Shareholders’ equity:
Total shareholders’ equity	2,212,364	2,794,744	455,319

Total liabilities and shareholders’ equity	3,512,950	4,001,261	651,884